FRESENIUS MEDICAL CARE


                                              Fresenius Medical Care AG

         Investor News                        Investor                 Relations
                                           Else-Kroner-Str.                    1
                                           D-61352 Bad Homburg


                                              Contact:


                                              Oliver Maier
                                              ------------

                                              Phone:    + 49 6172 609 2601

                                              Fax:      + 49 6172 609 2301

                                              E-mail: ir-fms@fmc-ag.com



                                              North                     America:
                                              ----------------------------------
                                           Heinz Schmidt
                                           -------------

                                              Phone: + 1 781 402 9000 Ext.: 4518

                                              Fax:   + 1 781 402 9741

                                              E-mail: ir-fmcna@fmc-ag.com


                                              Internet: http://www.fmc-ag.com
                                                        ---------------------


                                              April 30, 2002



            Fresenius Medical Care First Quarter Earnings Grew 38% to US$ 75 Million; Cash Flow from Operations reached $70 million


         Bad Homburg, Germany - April 30, 2002 -- Fresenius Medical Care AG (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS_p), the world's largest provider of Dialysis Products and Services, today announced a 38% increase in earnings after tax (EAT) after minorities to $75 million (before extraordinary items)1) for the first quarter 2002.

         Total revenue for the first quarter 2002 increased 2% (5% constant currency) to $ 1,187 million. Adjusted for the number of dialysis treatment days revenue growth at constant currency was 6%.

         North American revenue rose 3% to $ 892 million, compared to $ 867 million in the same period last year. Dialysis Care revenue in the US increased by 4% to $ 784 million. Same store treatment growth and same store revenue growth for the first quarter of 2002 were 5%.

         1) $ 12 million, net of taxes, for the early redemption of 9% Trust Pref. Securities.


North American Dialysis Product revenue, including sales to company-owned clinics, increased 3% to $ 182 million compared to the first quarter of 2001. Product sales to the available external market grew by 8%.

         International revenue was $ 294 million, up 12% in constant currency. Dialysis Care reached $ 97 million in the first quarter 2002 (+23% at constant currency). Adjusted for currency, Dialysis Products revenue, including sales to company-owned dialysis clinics, increased 8% to $ 219 million in the first quarter 2002.

         EBIT (Earnings before interest and taxes) increased 11% to $ 174 million resulting in an operating margin of 14.7%. This compares to 14.1% before special charges for legal matters in the fourth quarter of 2001, adjusted for the new goodwill accounting rules. The operating margin benefited from reduced costs for the single-use dialyzers strategy (0.3%) and a lower personnel cost run-rate (0.4%) in the US. The margin in the International segment was reduced primarily as a result of lower machine sales (-0.5%). In addition, the operating margin was positively influenced by a one-time curtailment gain from freezing the US pension plan (1.1%), partially set off by severance and payroll costs for workforce reductions (-0.6%).

         Earnings per share (EPS) before extraordinary item in the first quarter 2002 rose 38% to $ 0.78 ($ 0.26 per ADS), compared to $ 0.56 ($ 0.19 per ADS) in the first quarter of 2001. The weighted average number of shares outstanding during the first quarter of 2002 was approximately 96.2 million, compared to
95.9 million in the same period of 2001.

         The results for the first quarter 2002 are based on the new accounting standards on Goodwill and Other Intangible Assets (FAS 142) which came into effect January 1, 2002. The Company anticipates no impairment of goodwill as of January 1, 2002 in any of its operating segments as a result of this accounting change. In order to facilitate a year-over-year comparison, adjusted figures for the first quarter 2001 are provided in the appendix.

         As of March 31, 2002, the Company operated a total of 1,405 clinics worldwide of which 375 clinics were outside of North America. In the first quarter 2002, the Company added 2 clinics through acquisitions and 20 new clinics were opened by the Company (DeNovos). Fresenius Medical Care AG performed approximately 3.9 million treatments, which represents an increase of 8% year-over-year. North America accounted for 2.8 million treatments (+3%). The International segment accounted for 1.1 million treatments (+21%).

         Fresenius Medical Care generated $ 70 million in cash from operations in the first quarter of 2002. A total of $ 50 million (net of disposals) was spent for capital expenditures, resulting in a Free Cash Flow of $ 20 million, compared to $ 16 million in the first quarter of 2001. A total of $ 9 million in cash was spent for acquisitions.

         Ben Lipps, Chief Executive Officer of Fresenius Medical Care commented:
"the Company has made good progress in improving the operating margin from the levels seen in the fourth quarter of 2001. The implementation of our single-use dialyzer program and expected cost savings in the FMC North American clinics are on track. In the International segment we have seen deferral of purchases of dialysis machines due to financial constraints. In spite of a challenging currency environment and temporarily less funds available for dialysis machines purchases the company continues to be on track to achieve its full-year financial targets".

Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals with chronic kidney failure, a condition that affects more than 1,100,000 individuals worldwide. Through its network of approximately 1,400 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides dialysis treatment to approximately 106,400 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

         For more information about Fresenius Medical Care, visit the Company's website at http://www.fmc-ag.com.

         This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the continued availability of financing and liquidity. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release. Users of this financial information should consider the types of events and transactions for which adjustments have been made.

Fresenius Medical Care AG
Statements of Earnings at current exchange rate
(in US-$ thousands, except share and per share data)
(unaudited)

                                                    Three Months  Three Months
                                                           Ended         Ended
                                                     31-Mar-2002   31-Mar-2001
                                                     as reported   as reported      % Change
                                                     -----------   -----------   -----------
Net revenue
Dialysis Care                                            881,176       849,984           3.7%
Dialysis Products                                        305,328       309,506          -1.3%
                                                     -----------   -----------   -----------
                                                       1,186,504     1,159,490           2.3%

Cost of revenue                                          809,182       769,710           5.1%
                                                     -----------   -----------   -----------
Gross profit                                             377,322       389,780          -3.2%

Selling, general and  administrative                     194,118       224,499         -13.5%
Research and development                                   9,309         7,966          16.9%
                                                     -----------   -----------   -----------
Operating income (EBIT)                                  173,895       157,315          10.5%
                                                     ===========   ===========   ===========

Interest (income) expense, net                            53,238        52,789           0.9%
                                                     -----------   -----------   -----------
Earnings before income taxes and minority interest       120,657       104,526          15.4%
Income tax expense                                        44,588        49,692         -10.3%
Minority interest                                            860           327         163.0%
                                                     -----------   -----------   -----------
Income before extraordinary items                    $    75,209   $    54,507          38.0%
                                                     -----------   -----------   -----------
Extraordinary loss, net of taxes                          11,777             0
                                                     -----------   -----------   -----------
Net income after extraordinary items                 $    63,432   $    54,507          16.4%
                                                     -----------   -----------   -----------

Earnings per ordinary share 1)                       $      0.78   $      0.56          37.9%
Earnings per ordinary ADS 1)                         $      0.26   $      0.19          37.9%

Earnings per preference share 1)                     $      0.79   $      0.58          36.8%
Earnings per preference ADS 1)                       $      0.26   $      0.19          36.8%
1) before extraordinary items

Average weighted number of shares
Ordinary shares                                       70,000,000    70,000,000
Preference shares                                     26,176,508    25,894,569


Segment and other Information
-----------------------------
(in US-$ million)
(unaudited)

Net revenue
North America                                                892           867           3.0%
International                                                294           293           0.4%
                                                     -----------   -----------   -----------
Total revenue                                              1,187         1,159           2.3%
                                                     ===========   ===========   ===========
EBIT
North America                                                126           109          15.7%
International                                                 51            52          -0.4%
Corporate                                                     (4)           (3)          9.7%
                                                     -----------   -----------   -----------
EBIT                                                         174           157          10.5%
                                                     ===========   ===========   ===========

Depreciation / Amortization                                   51            79
Bad debt expenses                                             23            19

                                                    Three Months  Three Months
                                                           Ended         Ended
                                                     31-Mar-2002   31-Mar-2001
                                                     as reported   as reported      % Change
                                                     -----------   -----------   -----------
Percentages of revenue
Cost of revenue                                             68.2%         66.4%
Gross profit                                                31.8%         33.6%

Selling, general and administrative                         16.4%         19.4%
Research and development                                     0.8%          0.7%
                                                     -----------   -----------
Operating income
(EBIT)                                                      14.7%         13.6%
                                                     ===========   ===========
Interest (income) expense, net                               4.5%          4.6%
                                                     -----------   -----------
Earnings before income taxes and minority interest          10.2%          9.0%

Income tax expense                                           3.8%          4.3%
Minority interest                                            0.1%          0.0%
                                                     -----------   -----------
Income before extraordinary items                            6.3%          4.7%
                                                     -----------   -----------
EBITDA                                                      19.0%         20.4%
                                                     -----------   -----------



                                                    Three Months  Three Months
                                                           Ended         Ended
                                                     31-Mar-2002   31-Mar-2001
                                                     as reported   as reported      % Change
                                                     -----------   -----------   -----------
Key figures Goodwill adjusted
(in US-$ millions, except per share data)

Net revenues                                               1,187         1,159          2.3%

EBITDA                                                       225           237         -5.0%

EBIT - Operating income                                      174           190         -8.7%

Income before extraordinary items                             75            82         -8.2%

Earnings per ordinary share 1)                             $0.78         $0.85         -8.2%

Earnings per ordinary ADS 1)                               $0.26         $0.28         -8.2%
1) before extraordinary items


Percentages of revenue

EBITDA                                                      19.0%         20.4%

EBIT - Operating income                                     14.7%         16.4%

Income before extraordinary items                            6.3%          7.1%

Employees (March, 31 compared to Dec., 31)
Full-time equivalents                                     37,233        37,331

Cash Flow Statement                                       Three Months   Three Months
in US-$ Mio. (unaudited)                                         Ended          Ended     Fiscal Year
                                                             3/31/2002      3/31/2001   Dec. 31, 2001

   Net income                                                       63             55              63

   Depreciation / amortization                                      51             79             324

   Change in working capital and other non cash items              -44            -57              37

Cash from operating activities                                      70             77             424

   Capital expenditures, net                                       -50            -62            -251

Free Cash flow                                                      20             16             173

Acquisitions, net of cash acquired                                  -9           -117            -217

Free Cash flow after investing activities                           11           -102             -44

   Proceeds from issuance of stock                                                  1               6
   Proceeds from issuance of Trust Preferred Securities                                           471
   Redemption of trust preferred securities                       -376
   Change in other debt                                            376            111            -368
   Dividends paid                                                                                 -66

Cash flow from financing activities                                  0            111              43

Effects of exchange rates on cash                                    2             -2              -3

Net increase (change) in cash                                       13              8              -3

Cash at beginning of period                                         62             65              65

Cash at end of period                                               75             73              62



Balance Sheet                                             Three Months   Three Months
in US-$ Mio. (unaudited)                                         Ended          Ended     Fiscal Year
                                                             3/31/2002      3/31/2001   Dec. 31, 2001

Assets

Current assets                                                   1,776          1,706           1,779

Intangible assets                                                3,652          3,722           3,682

Other non-current assets                                         1,061            964           1,055
-----------------------------------------------------------------------------------------------------
   Total assets                                                  6,488          6,391           6,516

Shareholders' equity and liabilities

Current liabilities                                              1,389          1,427           1,377

Long-term liabilities                                            2,487          2,192           2,522

Shareholders' equity                                             2,612          2,772           2,617
-----------------------------------------------------------------------------------------------------
   Total Shareholders' equity and liabilities                    6,488          6,391           6,516

Debt                                                             2,895          2,860           2,884

                                Equity/assets ratio:                40%            43%             40%

Fresenius Medical Care - Quarterly Performance Scorecard

                                   Three Months         Three Months
                                          Ended                Ended
                                    31-Mar-2002          31-Mar-2001
Revenue
(in US-$ thousands)

 North America
 -------------
  Net revenue                           892,483              866,691

    Growth year-over-year                   3.0%                16.8%

  Dialysis Care                         783,871              754,101

    Growth year-over-year                   3.9%                20.5%

    Per treatment                           283                  279

    Sequential growth                       1.9%                 4.5%

    Growth year-over-year                   1.3%                 2.2%

  Dialysis Products
    incl. internal sales                181,912              177,190

    Growth year-over-year                   2.7%                 2.9%

  Dialysis Products to available
    external market                      89,272               82,784

    Growth year-over-year                   7.8%                 6.1%

 International
 -------------
  Net revenue                           294,020              292,799

    Growth year-over-year                     0% /  12% cc        13% /  21% cc

  Dialysis Care                          97,305               95,883

    Growth year-over-year                     1% /  23% cc        40% /  47% cc

    Per treatment                            89  / 108  cc       106

    Sequential growth                       -16%                   3%

    Growth year-over-year                   -16% /   2% cc         5% /  10% cc

  Dialysis Products
    incl. internal sales                218,503              216,175

    Growth year-over-year                     1% /   8% cc         5% /  13% cc


cc = at constant exchange rates

Fresenius Medical Care - Quarterly Performance Scorecard

                                             Three Months          Three Months
                                                    Ended                 Ended
                                              31-Mar-2002           31-Mar-2001

Dialysis Care Volume
   North America
   -------------
    Number of treatments                        2,784,120             2,698,122
      Treatments per day                           36,632                35,021
      Per day sequential growth                       1.4%                 10.8%
      Per day year-over-year growth                   4.6%                 19.5%
      of which
        - acquisitions                                  0%                 13.4%
      Same store growth
      year-over -year                                 4.6%                  6.1%

   International
   -------------
    Number of treatments                        1,098,239               907,960
      Same store growth
      year-over -year                                12.0%                  8.0%



Expenses

(in US-$ thousands)

   North America
   -------------
    Operating expenses 2)
      Percent of revenues                            85.8%                 84.0%

    Selling, general and administrative 2)
      Percent of revenues                            12.2%                 12.1%

    Bad debt expenses
      Percent of revenues                             2.4%                  2.1%

    Cost of Dialysis Care Services/Treatment          244                   236
      Sequential growth                               1.1%                  5.5%
      Growth year-over-year                           3.1%                  6.6%

   Total Group
   -----------
    Operating expenses 2)
      Percent of revenues                            85.3%                 83.6%

    Selling, general and administrative 2)
      Percent of revenues                            16.4%                 16.5%

    Effective tax rate 2)                            37.0%                 40.2%

2) Excluding goodwill amortization

Fresenius Medical Care - Quarterly Performance Scorecard

                                                 Three Months      Three Months
                                                        Ended             Ended
                                                  31-Mar-2002       31-Mar-2001
Cash Flow/Investing Activities
(in US-$ thousands)

   Total Group
   -----------
    Operating Cash Flow                                70,484            77,114
      Percent of revenues                                 5.9%              6.7%

    Free Cash Flow, before acquisitions                20,129            15,519
      Percent of revenues                                 1.7%              1.3%

    Acquisitions, net                                   8,962           117,348

    Capital expenditures, net                          50,355            61,595
        Percent of revenues                               4.2%              5.3%

      Maintenance                                      25,426            37,295
        Percent of revenues                               2.1%              3.2%

      Growth                                           24,929            24,300
        Percent of revenues                               2.1%              2.1%

      Number of de novos                                   20                22
        North America                                      10                18
        International                                      10                 4


Balance Sheet
   Total Group
   -----------
    Debt (in US-$ millions)                             2,895             2,860
    Debt/EBITDA (annualized)                              3.0               3.0

   North America
   -------------
    Days sales outstanding                                 88                90
      Sequential development                              1.1%                0%
      Year-over -year development                        -2.2%              8.4%

   International
   -------------
    Days sales outstanding                                143               141
      Sequential development                             -5.3%             -3.4%
      Year-over -year development                         1.4%              8.5%

Fresenius Medical Care - Quarterly Performance Scorecard

                                           Three Months       Three Months
                                                  Ended              Ended
                                            31-Mar-2002        31-Mar-2001
Clinical Performance
   North America
   -------------
     URR > 65                                        85%                84%
     Kt/v > 1.2                                      92%                91%
     Hemoglobin >= 11g/dl                            73%                71%
     Albumin >= 3.5 g/dl                             83%                83%
     Mortality rate (12 months)                    17.6               17.9
     Hospitalization days (12 months)               9.1                9.4


Demographics
   North America
   -------------
     Average age (yr)                                61                 61
     Average time on dialysis (yr)                  3.2                3.1
     Average body weight (kg)                        75                 75
     Prevalence of diabetes (%)                      50%                47%



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